Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

INTUITIVE SURGICAL, INC.

a Delaware Corporation

Pursuant to § 242 of the General Corporation Law of the State of Delaware

It is hereby certified that:

1. The following amendment to the Amended and Restated Certificate of Incorporation of the corporation has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

Paragraph (a) of Article Four of Exhibit A of the Amended and Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“A. Classes of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the corporation is authorized to issue is one hundred two million five hundred thousand (102,500,000) shares, of which one hundred million (100,000,000) shares shall be Common Stock, par value $0.001 per share, and two million five hundred thousand (2,500,000) shares shall be Preferred stock, par value $0.001 per share.

When the foregoing amendment becomes effective, (i) each share of Common Stock issued and outstanding or held in the treasury of the corporation immediately prior to the time this amendment becomes effective shall be reclassified and changed into and shall constitute one-half (1/2) of one fully paid and nonassessable share of Common Stock and (ii) each share of Preferred Stock issued and outstanding or held in the treasury of the corporation immediately prior to the time this amendment becomes effective shall be reclassified and changed into and shall constitute one-half (1/2) of one fully paid and nonassessable share of Preferred Stock, in each case without the necessity of further action of any kind (the “Reverse Split”). Any fractional shares remaining after applying the Reverse Split to each certificate representing shares of Common Stock or Preferred Stock then held by any holder shall be redeemed at a purchase price equal to the closing bid price of the Common Stock on the Nasdaq National Market on the effective date of the Reverse Split. Shares of capital stock that were outstanding prior to the Reverse Split, and that are not outstanding after and as a result of the Reverse Split, shall resume the status of authorized but unissued shares of Common Stock or Preferred Stock, as the case may be.”

2. The capital of the corporation will not be reduced under or by reason of the foregoing amendment.

IN WITNESS WHEREOF, this Certificate is hereby executed by the undersigned on June 30, 2003.

INTUITIVE SURGICAL, INC.

By:	/s/ Lonnie M. Smith
Lonnie M. Smith
President and Chief Executive Officer

2.